EXHIBIT 1

Galloway Capital Partners, LLC

June 2, 2025

Babcock & Wilcox Enterprises, Inc.

1200 E. Market Street, Suite #650

Akron, OH 44305

Attn: Kenneth M. Young, Chairman & CEO

Dear Mr. Young:

Galloway Capital Partners, LLC and its affiliates (“Galloway”) have been shareholders of Babcock & Wilcox Enterprises, Inc. (“B&W” or the “Company”) for almost one year and own 4.31% of the outstanding shares.

Based on our analysis, we believe B&W’s share price is deeply undervalued relative to its upside potential. Our experienced team seeks to work with management and the Board to enhance and unlock shareholder value.

1.	The Company’s 2024 bookings surged 39% year-over-year to $889.6 million, and backlog reached a record $540.1 million, up 47% from 2023. This provides a solid runway for revenue conversion in 2025–2026 and demonstrates robust demand for B&W’s Thermal and Environmental solutions.
2.	B&W’s proprietary BrightLoop™ hydrogen and carbon capture platform is progressing toward commercialization, with a demo plant on track for 2026. Management has targeted ~$1 billion in BrightLoop bookings by 2028—a fraction of the global hydrogen market, but potentially a transformative growth engine.
3.	Adjusted EBITDA rose 13% year-over-year in 2024 (excluding BrightLoop), and Q1 2025 results showed continued margin expansion. While the balance sheet remains somewhat leveraged, we believe that the Net Debt to EBITDA is very manageable at approximately 3x.

Additionally, the global surge in AI-driven data centers is creating unprecedented demand for power infrastructure and B&W is well-positioned to benefit. Its Thermal segment, specializing in steam generation and natural gas conversions, aligns with the grid-scale energy solutions now required by hyperscalers. As utilities upgrade infrastructure to support data center growth, B&W’s deep engineering expertise and record backlog suggest it could be a stealth beneficiary of one of the fastest-growing trends in infrastructure.

Please call me at your earliest convenient to discuss. I can be reached at (917) 405-4591 or by email at: bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway

Chief Investment Officer